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SECURIT **04004972** iSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25188

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 181 SECTION

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____

_____MM/DD/YY_____   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   BERLIND SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____ONE NORTH BROADWAY____

_____(No. and Street)_____

____WHITE PLAINS____   ____NEW YORK____   ____10601____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____HARVEY SILVESTER____   ____(914)   761-6665____
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____TARDINO TOCCI & GOLDSTEIN LLP____
_____(Name — if individual, state last, first, middle name)_____

__122 EAST 42nd STREET, SUITE 1518__ __NEW YORK__ __NEW YORK__ __10168__
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___HARVEY SILVESTER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BERLIND SECURITIES INC._____, as of ___DECEMBER 31_____, __2003___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

Notary PETER L. LEVINSON
Notary Public, State of New York
No. 01LE4859609
Qualified in Westchester County
Commission Expires May 18/05

This report* contains (check all applicable boxes):
- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors Report.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

FORM
X-17A-5

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

BERLIND SECURITIES INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

ONE NORTH BROADWAY [20]

(No. and Street)

WHITE PLAINS [21]   **NY** [22]   **10601** [23]

(City)   (State)   (Zip Code)

SEC. FILE NO.

8-25188 [14]

FIRM ID NO.

13-3036764 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/03 [24]

AND ENDING (MM/DD/YY)

12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

HARVEY SILVESTER [30]   **(914)761-6665** [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]		[33]
[34]		[35]
[36]		[37]
[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [✓] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [✓] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom
it is executed represent hereby that all information contained therein is true, correct and complete.
It is understood that all required items, statements, and schedules are considered integral parts of
this Form and that the submisson of any amendment represents that all unamended items, statements
and schedules remain true, correct and complete as previously submitted.

Dated the _____27TH_____ day of _____FEB_____ 20 04

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

NYSE

BROKER OR DEALER										
BERLIND SECURITIES INC.	N	3								100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 99

SEC FILE NO. 8-25188 98

Consolidated ☐ 198

Unconsolidated ☒ X 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash ....$	4,369 200		$ 4,369 750
2. Receivables from brokers or dealers:			
A. Clearance account	2,456 295		
B. Other	300 $	550	2,456 810
3. Receivables from non-customers	355	600	830
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	418		
B. Debt securities	419		
C. Options	420		
D. Other securities	194,902 424		
E. Spot commodities	430		194,902 850
5. Securities and/or other investments not readily marketable:			
A. At cost $ _____ 130			
B. At estimated fair value	440	610	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	460	630	880
A. Exempted securities $ _____ 150			
B. Other securities $ _____ 160			
7. Secured demand notes:	470	640	890
Market value of collateral:			
A. Exempted securities $ _____ 170			
B. Other securities $ _____ 180			
8. Memberships in exchanges:			
A. Owned, at market $ _____ 190			
B. Owned, at cost		650	
C. Contributed for use of the company, at market value		660	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	480	670	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreemennts, at cost-net of accumulated depreciation and amortization.	490	680	920
11. Other assets	535	354,317 735	354,317 930
12. Total Assets ....$	201,727 540 $	354,317 740 $	556,044 940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
BERLIND SECURITIES INC.	as of	12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable $	[1045] $	[1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value:		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	7,627 [1205]	[1385]	7,627 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES $	7,627 [1230] $	[1450] $	7,627 [1760]

Ownership Equity

21. Sole proprietorship $		[1770]
22. Partnership (limited partners) $	[1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	200	[1792]
C. Additional paid-in capital	62,300	[1793]
D. Retained earnings	485,917	[1794]
E. Total	548,417	[1795]
F. Less capital stock in treasury (	)	[1796]
24. TOTAL OWNERSHIP EQUITY $	548,417	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY $	556,044	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
BERLIND SECURITIES INC.	as of	12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ _____548,417 [3480]
2. Deduct ownership equity not allowable for Net Capital .... (_____) [3490]
3. Total ownership equity qualified for Net Capital .... _____548,417 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ [3520]
   B. Other (deductions) or allowable credits (List) .... _____ [3525]
5. Total capital and allowable subordinated liabilities .... $ _____548,417 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... $ _____354,317 [3540]
   B. Secured demand note deficiency .... _____ [3590]
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] (_____354,317) [3620]
7. Other additions and/or allowable credits (List) .... _____ [3630]
8. Net Capital before haircuts on securities positions .... $ _____194,100 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... _____ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____3,806 [3734]
   D. Undue concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (_____3,806) [3740]
10. Net Capital .... $ _____190,294 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
BERLIND SECURITIES INC.	as of	12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $	508	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A) .... $	100,000	3758
13. Net capital requirement (greater of line 11 or 12) .... $	100,000	3760
14. Excess net capital (line 10 less 13) .... $	90,294	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) .... $	189,531	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $		7,627	3790
17. Add:			
A. Drafts for immediate credit .... $	3800		
B. Market value of securities borrowed for which no			
equivalent value is paid or credited .... $	3810		
C. Other unrecorded amounts (List) .... $	3820	$	3830
19. Total aggregate indebtedness .... $		7,627	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... %		4	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) ..... %			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant		
to Rule 15c3-3 prepared as of the date of net capital computation including both		
brokers or dealers and consolidated subsidiaries' debits .... $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
requirement of subsidiaries computed in accordance with Note (A) .... $		3880
24. Net capital requirement (greater of line 22 or 23) .... $		3760
25. Excess net capital (line 10 less 24) .... $		3910
26. Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement ...... $		3920

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of the memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
BERLIND SECURITIES INC.

For the period (MMDDYY) from __01/01/03__ [3932] to __12/31/03__ [3933]

Number of months included in this statement __12__ [3931]

REVENUE   STATEMENT OF INCOME (LOSS)

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 152,148 [3935]
   b. Commissions on listed option transactions .... 10,143 [3938]
   c. All other securities commissions .... 40,573 [3939]
   d. Total securities commissions .... 202,864 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... [3952]
4. Profits (losses) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... [3975]
8. Other revenue .... 26,703 [3995]
9. Total revenue .... $ 229,567 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 54,689 [4120]
11. Other employee compensation and benefits .... 86,871 [4115]
12. Commissions paid to other brokers-dealers .... [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 2,628 [4195]
15. Other expenses .... 142,132 [4100]
16. Total expenses .... $ 286,320 [4200]

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (56,753) [4210]
18. Provision for Federal income taxes (for parent only) .... [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4238]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (56,753) [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items .... (2,544) [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER |
| BERLIND SECURITIES INC. |

For the period (MMDDYY) from   01/01/03   to   12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 605,170 [4240]

  A. Net income (loss) ....   (56,753) [4250]

  B. Additions (includes non-conforming capital of .... $ _____ [4262]) _____ [4260]

  C. Deductions (includes non-conforming capital of .... $ _____ [4272]) _____ [4270]

2. Balance, end of period (from item 1800) .... $ 548,417 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $_____ [4300]

  A. Increases .... _____ [4310]

  B. Decreases .... _____ [4320]

4. Balance, end of period (from item 3520) .... $_____ [4330]

OMIT PENNIES

BROKER OR DEALER		
BERLIND SECURITIES INC.	as of	12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 4550

B. (k) (2) (A) - "Special Account for the Exclusive Benefit of
   customers" maintained 4560

C. (k) (2) (B) - All customer transactions cleared through another
   broker-dealer on a fully disclosed basis. Name of clearing
   firm   WEXFORD CLEARING SERVICE CORP. _____ 4335 _____ X 4570

D. (k) (3)-Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ _____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

FOCUS REPORT

FORM

X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year   2003   [8004]
or if less than 12 months

Report for the period beginning _____ [8005] and ending _____ [8006]

MM   DD   YY   MM   DD   YY

1/1/03   12/31/03

SEC FILE NUMBER
8-25188

[8011]

1. NAME OF BROKER DEALER			OFFICIAL USE ONLY	
BERLIND SECURITIES INC.	[8020]	N 9		[8021]
		Firm No M M Y Y		

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME :	[8053]		[8057]
NAME :	[8054]		[8058]
NAME :	[8055]		[8059]
NAME :	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:

(enter applicable code: 1=Yes 2=No)   2   [8073]

4. Respondent is registered as a specialist on a national securities exchange:

(enter applicable code: 1=Yes 2=No)   2   [8074]

5. Respondent makes markets in the following securities:

  (a) equity securities . . . . (enter applicable code: 1=Yes 2=No)   2   [8075]

  (b) municipals . . . . (enter applicable code: 1=Yes 2=No)   2   [8076]

  (c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No)   2   [8077]

6. Respondent is registered solely as a municipal bond dealer:

(enter applicable code: 1=Yes 2=No)   2   [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:

(enter applicable code: 1=Yes 2=No)   2   [8079]

8. Respondent carries its own public customer accounts:

(enter applicable code: 1=Yes 2=No)   2   [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

  (a) Public customer accounts . . . . [8080]

  (b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:

(enter applicable code: 1=Yes 2=No)   2   [8085]

NYSE

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only) .... _____ |8086|

(b) Self-Clearing .... _____ |8087|

(c) Omnibus .... _____ |8088|

(d) Introducing .... 1 |8089|

(e) Other .... _____ |8090|

 If Other please describe:

(f) Not applicable .... _____ |8091|

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No) 2 |8100|

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

 (1) American .... _____ |8120|
 (2) Boston .... _____ |8121|
 (3) CBOE .... _____ |8122|
 (4) Midwest .... _____ |8123|
 (5) New York .... _____ |8124|
 (6) Philadelphia .... _____ |8125|
 (7) Pacific Coast .... _____ |8126|
 (8) Other .... _____ |8129|

13. Employees:

(a) Number of full-time employees .... 3|8101|

(b) Number of full-time registered representatives employed by respondent included in 13(a) ... 2|8102|

14. Number of NASDAQ stocks respondent makes market _____ |8103|

15. Total number of underwriting syndicates repondent was a member _____ |8104|

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual .... _____ |8105|
 Estimate .... _____ |8106|

(a) equity securities transactions effected on a
 national securities exchange .... _____ |8107|

(b) equity securities transactions effected other than on a
 national securities exchange .... _____ |8108|

(c) commodity, bond, option and other transactions effected on or off a
 national securities exchange .... _____ |8109|

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation

           (enter applicable code 1=Yes 2=No)   1 |8111|

18. Number of branch offices operated by respondent .... |_____| |8112|

19. (a) Respondent directly or indirectly controls, is controlled by, or is under

      common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... 2 |8130|

    (b) Name of parent or affiliate |8131|

    (c) Type of institution |8132|

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank

           (enter applicable code 1=Yes 2=No)   2 |8113|

21. (a) Respondent is a subsidary of a registered broker-dealer

           (enter applicable code 1=Yes 2=No)   2 |8114|

    (b) Name of parent |8116|

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer

           (enter applicable code 1=Yes 2=No)   1 |8115|

23. Respondent sends quarterly statements to customers pursuant to
    10b-10(b) in lieu of daily or immediate confirmations:

           (enter applicable code 1=Yes 2=No)'   2 |8117|

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed

      Securities Done by Respondent During the Reporting Period .... $ |_____| |8118|

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

---

N.A.S.D. Miscellaneous Information

Annual Municipal Income   0 |8151|

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Financial Statements and
Supplementary Information
Year Ended December 31, 2003

With
Independent Auditors' Report

BERLIND SECURITIES, INC.

(A Wholly Owned Subsidiary of Berlind Group, Inc.)

Year Ended December 31, 2003

TABLE OF CONTENTS

TOCCI & GOLDSTEIN LLP

Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

To the Board of Directors and Stockholders of
Berlind Securities, Inc.:

We have audited the accompanying statement of financial condition of Berlind Securities, Inc. (a wholly owned subsidiary of Berlind Group, Inc.) as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berlind Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tocci & Goldstein LLP

New York, New York
February 13, 2004

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BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 4,369
Due from clearing broker (Note 3)	194,902
Commission receivable	2,455
Prepaid expenses	1,458
Deferred tax asset	23,863
Advances to Berlind Group, Inc. (Note 4)	327,167
Security deposit	1,830
Total assets	$ 556,044

Liabilities and Stockholders' Equity

Accrued expenses	$ 2,610
Payroll taxes payable	3,874
Corporation taxes payable	1,143
Total liabilities	7,627

Commitments and Contingencies (Note 3)

Stockholders' Equity

Common stock, $2.00 par value, 100 shares authorized, 100 shares issued and outstanding.	200
Additional paid-in-capital	62,300
Retained earnings	485,917
Total stockholders' equity	548,417
Total liabilities and stockholders' equity	$ 556,044

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Income
For The Year Ended December 31, 2003

Revenues:

Commission income	$ 202,864
Sublease income (Note 3)	24,000
Other income	2,703
Total revenues	229,567

Expenses:

Auto expense	8,955
Employee benefits	34,496
Equipment rental	22,632
Filing fees	2,628
Insurance	3,132
Legal and accounting	27,456
Occupancy costs (Note 3)	47,684
Office expense	5,360
Office supplies	3,063
Salaries and wages	98,427
Payroll taxes	8,637
Postage	225
Training and seminar registration	1,652
Telephone	19,619
Travel and entertainment	4,700
Total expenses	288,666
Loss before income taxes	(59,099)

Provision for income tax benefit (Note 5)   2,346

Net Loss	$ (56,753)

The accompanying notes are integral part of these financial statements

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2003

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2003	100	$200	$62,300	$542,670	$605,170
Net Loss	--	--	--	(56,753)	(56,753)
Balance at December 31, 2003	100	$200	$62,300	$485,917	$548,417

The accompanying notes are integral part of these financial statements

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Statement of Cash Flows
For The Year Ended December 31, 2003

Cash flows from operating activities:

Net loss	$ (56,753)

Adjustments to reconcile net loss to net cash provided by operating activities

(Increase) decrease in operating assets:	
Due from clearing broker	57,899
Commissions receivable	(2,455)
Sublease receivable	9,147
Advance to Berlind Group	(60)
Prepaid expense	311
Deferred taxes asset	(2,993)
Increase (decrease) in operating liabilities:	
Accrued expenses	(6,295)
Payroll taxes	439
Corporation taxes payable	(291)
Net cash provided by operating activities	(1,051)

Net decrease in cash	(1,051)
Cash at beginning of year	5,420
Cash at end of year	$ 4,369

Supplemental disclosure of cash flow information:

Income taxes payments	$ 579

The accompanying notes are integral part of these financial statements

TARDINO TOCCI & GOLDSTEIN LLP.
Certified Public Accountants and Business Advisors

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Notes to Financial Statements
December 31, 2003

Note 1 - Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The company's principal line of business is conducting securities transactions for its customers. The company clears its securities on a fully disclosed basis with another broker-dealer and, accordingly, is exempt from the provisions of SEC rule 15c3-3, and is not responsible for compliance with section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2003. The Company is a New York Corporation that is a wholly owned subsidiary of Berlind Group, Inc. (Parent).

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission receivable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Notes to Financial Statements
December 31, 2003

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Tax." This standard requires the use of liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income that is taxable for federal and state income tax reporting purpose.

Note 3 - Commitments and Contingencies

Office leases:

The Company has several non-cancelable operating leases including office facilities and business equipment that expire at various dates through September 30, 2007. For the year ended December 31, 2003, equipment rental and office occupancy aggregated $22,632 and $47, 684, respectively.

During October 2002, the Company subleased a portion of its office space on a month-to-month tenancy basis for $2,000 per month. Sublease income amounted to $24,000 during 2003.

Future minimum lease payments, by year and in the aggregate under noncancelable operating leases with initial or remaining terms of one year or more are as follows

Years Ending December 31,	Amounts
2004	44,344
2005	42,629
2006	42,629
2007	31,972
	$161,574

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Note 3 - Commitments and Contingencies (continued)

Concentrations of Credit Risk

The Company is engaged in conducting securities transactions for its customers in which counterparts include a broker-dealer. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Contingencies

In the normal course of business the Company has been involved as a defendant in a legal action. However, management, after consultation with legal counsel, intends to vigorously defend their position and is of the opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Note 4 - Advances to Berlind Group, Inc. - Related party Transactions

During 1999 the company entered into an agreement with Berlind Group (parent) to sell their interest in a partnership and a related transaction to purchase common shares from certain shareholders. The purchase of shares required a payment of $205,500 payable $130,500 in cash and a note of $75,000.

In 2000 the Company paid on behalf of the parent the $130,500, $25,000 due on the note and related interest of $3,937 and corporation tax on the sale of the partnership interest in the amount of $103,469.

In 2001 the Company paid on behalf of the parent $25,000 due on the note and related interest of $2,438.

During 2002, the Company had transactions with its parent totaling $24,420 as follows:

Note payment	$ 25,000
Accrued interest payment	938
Refund of corporation taxes	(1,518)
Total payments	$ 24,420

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Note 5 - Income Taxes

The income tax provision (benefit) consist of:

Current state tax expense:	$	647
Deferred tax benefit:		
Federal		(1,952)
State		(1,041)
Total income tax benefit	$	(2,346)

As of December 31, 2003, the Company has net operating loss carry forwards available for federal and New York income tax purposes expiring as follows:

Expiration

December 31, 2021	$ 46,497
December 31, 2022	43,275
December 31, 2023	54,106
	$ 143,878

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined in rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $190,294 which was $90,294 in excess of its required net capital of $100,000. The Company's net capital ratio was .040 to 1.

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Supplementary Information

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net Capital

Stockholders' equity		$548,417
Deductions:		
Non-allowable assets:		
Advances to Berlind Group	$327,167	
Other assets	27,150	
Total non-allowable assets		(354,317)
Net capital before haircuts on securities positions		194,100
Haircuts on securities:		
Other securities		(3,806)
Net capital		$190,294

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued expense	2,610
Payroll taxes payable	3,874
Corporation taxes payable	1,143
Total aggregate indebtedness	$ 7,627

Computation of basic net capital requirement

Minimum net capital required	$100,000
Excess net capital at 1,500 percent	$189,150
Excess net capital at 1,000 percent	$189,531
Ratio: aggregate indebtedness to net capital	.040 to 1

See independent auditors' report.

BERLIND SECURITIES, INC.
(A Wholly Owned Subsidiary of Berlind Group, Inc.)
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission to the
Corresponding Unaudited Form X-17A-5 Part IIA Filing

December 31, 2003

Net capital, as reported in the Company's unaudited		
Part IIA FOCUS Report		$192,018
Adjustments affecting Company's ownership equity – increase (decrease):		
Deferred tax asset	2,993	
Accrued expenses	(1,077)	
Corporation tax	(647)	
		1,269
Adjustments affecting non-allowable assets – (increase):		
Deferred tax asset		(2,993)
Net capital per Schedule I		$190,294

See independent auditors' report.



TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Chanin Building
122 East 42nd Street, Suite 1518
New York, New York 10168
212 682 1414; 212 294 6100
Fax 212 599 4278

CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Berlind Securities, Inc.
One North Broadway
White Plains, New York 10601

Gentlemen:

In planning and performing our audit of the financial statements of Berlind Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Berlind Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives, referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission and The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Tardino Tocci Goldstein LLP

New York, New York
February 13, 2004

TARDINO TOCCI & GOLDSTEIN LLP
Certified Public Accountants and Business Advisors